Exhibit 99.1

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Financial Statements

As of December 31, 2016

Contents

Page

Auditors’ Report	F-2

Consolidated Financial Statements as of December 31, 2016

Consolidated Statements of Financial Position	F-3

Consolidated Statements of Operations and other Comprehensive Income	F-4

Consolidated Statements of Changes in Equity	F-5 - F-6

Consolidated Statements of Cash Flows	F-7

Notes to the Consolidated Financial Statements	F-8 - F-24

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Kitov Pharmaceuticals Holdings Ltd.

We have audited the accompanying consolidated statements of financial position of Kitov Pharmaceuticals Holdings Ltd and its subsidiary (hereinafter – “the Company”)  as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We draw attention to Note 11F to the financial statements. There is an ongoing activity conducted by the Israel Securities Authority to investigate allegations that the Company did not disclose certain information to the public. In addition, numerous lawsuits and motions have been filed against the Company and certain of its office holders. The ultimate outcome of these matters cannot presently be determined, and no provision for any liability that may result has been made in the financial statements. Our opinion is not modified in respect of this matter.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member firm of KPMG International

Tel-Aviv, Israel

March 27, 2017

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Financial Position

		December 31	December 31
		2016	2015
	Note	USD thousands	USD thousands
Assets
Cash and cash equivalents	4,18	6,758	10,558
Short term deposits	18	7,899	-
Other receivables	5	241	246

Total current assets		14,898	10,804

Fixed assets, net		16	8

Total assets		14,914	10,812

Liabilities
Accounts payable		515	353
Other payables	7	758	704
Derivative instruments	8	-	141

Total current liabilities		1,273	1,198

Non-current liabilities
Post employment benefit liabilities	17	256	185

Equity

Share capital, no par value		-	-
Share premium	8	30,826	22,159
Receipts on account of warrants	8	7,415	27
Capital reserve for share-based payments	9	583	536
Capital reserve from transactions with related parties		761	761
Accumulated loss		(26,200)	(14,054)
Total equity		13,385	9,429

Total liabilities and equity		14,914	10,812

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Operations and Other Comprehensive Income

		2016	2015	2014
	Note	USD thousands	USD thousands	USD thousands
Research and development expenses	12	4,180	2,560	3,192
General and administrative expenses	13	3,003	1,509	1,269
Other expenses	14	-	-	720
Operating Loss		7,183	4,069	5,181

Net change in fair value of derivatives	15	5,019	(94)	(274)
Finance expense	15	61	227	345
Finance income	15	(138)	-	-
Finance expenses, net		4,942	133	71

Loss for the year		12,125	4,202	5,252
Other comprehensive loss Items that will not be classified to profit or loss
Remeasurement of defined benefit liability		21	-	-

Total comprehensive loss for the year		12,146	4,202	5,252
Loss per share data
Basic and diluted loss per share – USD		0.11	0.22	1.17
Number of shares used in calculating basic and diluted loss per share		115,114,946	19,250,340	4,481,684

The accompanying notes are an integral part of these consolidated financial statements

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total

For the year ended December 31, 2016:
Balance as of January 1, 2016	-	22,159	27	536	761	(14,054)	9,429
Comprehensive loss for the year:
Loss for the year	-	-	-	-	-	(12,125)	(12,125)
Other comprehensive loss	-	-	-	-		(21)	(21)
Total comprehensive loss for the year	-	-	-	-	-	(12,146)	(12,146)
Transactions with owners of the company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	5,222	-	-	-	-	5,222
Issuance of warrants, net of issuance costs	-	-	2,517	-	-	-	2,517
Share issuance due to a strategic cooperation agreement (see note 11)	-	500	-	(250)	-	-	250
Share-based payments	-	103	-	297	-	-	400
Transfer of derivative instrument from liability to equity	-	-	7,388	-	-	-	7,388
Exercise of warrants (series A)		302					302
Exercise of warrants (series B)	-	2,540	(2,517)	-	-	-	23
Total transactions with owners of the company	-	8,667	7,388	47	-	-	16,102

Balance as of December 31, 2016	-	30,826	7,415	583	761	(26,200)	13,385

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total

For the year ended December 31, 2015:
Balance as of January 1, 2015	-	9,104	200	560	761	(9,852)	773
Loss for the year	-	-	-	-	-	(4,202)	(4,202)
Issuance of shares, net of issuance costs	-	1,821	-	-	-	-	1,821
Exercise and expiration of warrants (series 1)	-	201	(200)	-	-	-	1
Share issuance due to a strategic cooperation agreement (see note 11)	-	500	-	(83)	-	-	417
Share-based payments	-	-	-	59	-	-	59
Exercise of warrants (series 2)	-	2	-	-	-	-	2
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	10,531	-	-	-	-	10,531
Issuance of warrants, net of issuance costs	-	-	27	-	-	-	27

Balance as of December 31, 2015	-	22,159	27	536	761	(14,054)	9,429

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total

For the year ended December 31, 2014:

Balance as of January 1, 2014	-	2,654	-	141	859	(4,600)	(946)
Loss for the year	-	-	-	-	-	(5,252)	(5,252)
Issuance of shares, net of issuance costs	-	6,200		57	-	-	6,257
Issuance of warrants in a rights offering	-	(200)	200	-	-	-	-
Share issuance due to a strategic cooperation agreement (see note 11)	-	327	-	333	-	-	660
Share-based payments	-	-	-	88	-	-	88
Options exercised	-	123	-	(59)	-	-	64
Capital reserve from transactions with related parties	-	-	-	-	43	-	43
Return of funds to a related party	-	-	-	-	(141)	-	(141)

Balance as of December 31, 2014	-	9,104	200	560	761	(9,852)	773

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Cash Flows for the year ended December 31,

	2016	2015	2014
	USD thousands
Cash flows from operating activities:
Loss for the year	(12,125)	(4,202)	(5,252)

Adjustments:
Depreciation	2	1	-
Finance expense, net	4,942	133	71
Share-based payments	400	59	88
Expenses in regard to a strategic cooperation agreement (see note 11)	250	417	660
Non-remunerable services provided by related parties	-	-	37

	(6,531)	(3,592)	(4,396)

Changes in assets and liabilities:
Changes in other receivables	-	197	(375)
Changes in accounts payable	(138)	(152)	453
Changes in other payables	357	54	(208)
Changes in post employment benefit liabilities	50	185	-
	269	284	(130)
Net cash used in operating activities	(6,262)	(3,308)	(4,526)

Cash flows from investing activities:
Increase in short term deposits	(7,899)	-	-
Acquisition of fixed assets	(10)	(9)	-
Net cash used in investing activities	(7,909)	(9)	-

Cash flows from financing activities:
Repayment of loans from related parties	-	(294)	(622)
Loans received from third parties	-	-	132
Repayment of loans from third parties	-	-	(246)
Proceeds from issuance of shares and ADSs	6,287	14,942	6,848
Share and ADS issuance expenses paid	(1,065)	(2,059)	(571)
Proceeds from issuance of warrants	5, 713	190	349
Warrants issuance expenses paid	(968)	(10)	(25)
Receipts from warrant exercise	325	2	57
Interest received	138	-	-
Interest paid	(6)	(145)	(100)
Net cash provided by financing activities:	10,424	12,632	5,822

Net increase (decrease) in cash	(3,747)	9,315	1,296
Cash at the beginning of the year	10,558	1,313	193
Effect of translation adjustments on cash	(53)	(70)	(176)
Cash at end of the year	6,758	10,558	1,313

The accompanying notes are an integral part of these consolidated financial statements

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General

Reporting entity

Kitov Pharmaceuticals Holdings Ltd. (hereinafter: “the Company”) is an Israeli company, that was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July, 2013, the Company acquired shares of Kitov Pharmaceuticals Ltd. (hereinafter: “Kitov”) from its shareholders, in exchange for the Company’s shares (hereinafter: “the Acquisition”).

The Company’s securities (American Depository Shares (“ADS”) as well as Series A warrants) were listed for trading on the NASDAQ in November 2015. Each ADS represents 20 ordinary shares with no par value. Each warrant enables the purchase of 1 ADS.

The Company’s address is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel Aviv 6701101 Israel.

The Company together with Kitov are referred to, in these financial statements, as “the Group”.

As of the date of the financial statements, the Group is engaged, through Kitov, in the development of combination drugs that treat two clinical conditions simultaneously, pain caused by osteoarthritis and hypertension.

Since incorporation through December 31, 2016, the Company has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 26.2 million. The Company has financed its operations mainly through private and public financing rounds. In November 2015 and July 2016, the Company raised a total of USD 20.5 million net, which management believes will allow the Company to complete its current development plans. At present, the Company has no revenue and may require additional funding for future plans.

Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The Company has prepared the financial statements in accordance with International Financial Reporting Standards (hereinafter: “IFRS”), as issued by the International Accounting Standard Board (“IASB”).

These financial statements have been approved by the board of directors on March 27, 2017.

B.	Functional and presentation currency

These financial statements are presented in US dollars (USD), which is the Group’s functional currency, rounded to the nearest one thousand, unless otherwise noted. The USD is the currency that represents the principal economic environment in which the Group operates.

C.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (continued)

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

D.	Fair value determination of share-based payments

In preparing these financial statements, the Group is required to determine the fair value of share-based payment arrangements. The Group uses observable market data as far as possible. Further information about the assumptions made in measuring fair value of share based payments, is included in note 9.

E.	Exchange rates and linkage bases

Balances in foreign currency or linked thereto are included in the financial statements at the representative exchange rates, as published by the Bank of Israel, which were prevailing as of the statement of financial position date.

Data on exchange rates are as follows:

Representative
exchange rate of $
(NIS/$ 1)
Date of financial statements:
December 31, 2016	3.845
December 31, 2015	3.902
December 31, 2014	3.889

Changes in exchange rates for the Year ended:	%

December 31, 2016	(1.5)
December 31, 2015	0.3
December 31, 2014	12.0

Note 3 - Significant Accounting Policies

The accounting policies set out below have been consistently applied for all periods presented in these consolidated financial statements

A.	Subsidiary

A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of the subsidiary are included in the consolidated financial statements from the date that control commences until the date that control is lost.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (continued)

B.	Foreign currency transactions

Transactions in foreign currency are translated to the functional currency of Group companies at exchange rates as of the transaction dates. Monetary assets and liabilities denominated in foreign currency as of the reporting date are translated into the functional currency at the exchange rate as of the said date. Exchange rate differences with respect to monetary items are the differences between the amortized cost in the functional currency as of the start of the year, adjusted for the effective interest during the year, and the amortized cost in foreign currency, translated at the exchange rate as of the end of the year. Non-monetary items denominated in foreign currency and measured at historical cost, are translated using the exchange rate as of the transaction date. Exchange rate differences arising from translation into the functional currency are recognized on the statement of operations as financial expenses.

C.	Derivative and Non-derivative financial instruments

1.	Non-Derivative financial instruments

a.	Non-derivative financial assets

Non-derivative financial assets include: cash and cash equivalents, short term deposits and other receivables.

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

b.	Non-derivative financial liabilities

Non-derivative financial liabilities include: accounts payables and other accounts payable.

Initial recognition of financial liabilities

The Group initially recognizes debt instruments issued as they are created. Other financial liabilities are initially recognized on the trade date on which the Group becomes party to contractual terms of the instrument.

Financial liabilities are initially recognized at fair value less any attributable transaction costs. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset as part of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon their initial recognition, or are amortized as financing expenses in the statement of operations when the issuance is no longer expected to occur.

De-recognition of financial liabilities

Financial liabilities are de-recognized upon expiration of the Group’s liability, as set forth in the agreement, or when disccharged or cancelled.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (continued)

2.	Derivative financial liabilities

The Group holds derivative financial instruments that do not serve hedging purposes, including separable embedded derivatives.

Measurement of derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

The changes in fair value of these derivatives are recognized in profit or loss, as financing income or expense. Included in this accounting treatment are changes in the fair value of the conversion component of NIS-linked warrants that do not have a fixed exercise price. The fair value of these derivatives is based on market price, and classified as level 1.

D.	Intangible assets – research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred. In subsequent periods, any capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

As the Company has not met the criteria mentioned above, all development costs are currently recognized in profit and loss as expense.

E.	Loss per share

The Group presents loss per share data for its ordinary share capital. Loss per share is calculated by dividing the loss attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period.

F.	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (continued)

G.	Share-based payment transactions

The fair value of share-based payment grants to employees and officers is recognized as payroll expense, against equity, over the period in which eligibility for such grant is earned. The amount charged as share-based payment grants expense is contingent on vesting conditions, which are service or performance conditions and is adjusted to reflect the number of grants expected to vest. As for share-based payment grants contingent on non-vesting conditions, or on vesting conditions which are performance conditions connected to market conditions, the Company accounts for these conditions when estimating the fair value of such grants; therefore the Company recognizes an expense with respect to these grants, regardless of fulfillment of these conditions.

H.	Financing income and expense

Finance income comprises changes in the fair value of the financial liability through profit and loss, and income from short term deposits.

Finance expenses include loss from exchange rate differences. Interest expense is recognized, using the effective interest method. In the statements of cash flows, interest received and interest paid are presented as part of cash flows from financing activities

I.	Equity

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as equity are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from the equity upon the initial recognition of the equity instruments, or are expensed as financing expenses in the statement of operations when the issuance is no longer expected to take place.

J.	Issuance of units of securities

The consideration received from the issuance of units of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is the value of the equity component.

Direct issuance costs are attributed to the specific securities in respect of which they were incurred, whereas joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the units, as described above.

K.	Employee benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (continued)

Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted

Note 4 - Cash and Cash Equivalents

	As of December 31
	2016	2015
	USD thousands

Balance in USD	4,980	10,199
Balance in other currencies	1,778	359
Total cash	6,758	10,558

Note 5 - Other Receivables

	As of December 31
	2016	2015
	USD thousands
Government authorities – mainly VAT	151	124
Prepaid expenses	90	122

Total receivables	241	246

Note 6 - Subsidiary

The following is condensed information regarding the subsidiary directly held by the Company:

	Incorporated and operates	Group’s ownership	Company’s direct ownership of	Amounts provided by the Company to the subsidiary		Total investment in
	in Israel	equity	equity	Loans	Guarantees	subsidiary
				USD thousands

Kitov Pharmaceuticals Ltd.	Israel	100%	100%	13,157	-	(13,918)

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 7- Other Payables

	As of December 31
	2016	2015
	USD thousands
Due to related parties (note 10)	548	549
Accrued expenses	76	123
Payroll related payables	134	32
	758	704

Note 8 - Equity

A.	The Company’s share capital

	As of December 31, 2016		As of December 31, 2015
	Number of shares thousand
	Authorized	Issued and paid-in	Authorized	Issued and paid-in

Ordinary shares, no par value	5,000,000	153,237	500,000	77,756
Class A preferred shares, no par value	2,000	-	-	-
Class B preferred shares, no par value	2,000	-	-	-
Class C preferred shares, no par value	2,000	-	-	-
Class D preferred shares, no par value	2,000	-	-	-
Class E preferred shares, no par value	2,000	-	-	-

B.	Changes in share capital during the year

	For the year ended December 31
	Number of shares thousand
	2016	2015	2014
Issued as at January 1	77,756	5,972	2,011
Issuance of ADSs	47,576	63,178	-
Issuance of shares	-	6,388	3,760
Share issuance deriving from a strategic cooperation agreement (see note 11)	3,010	597	158
Share issuance due to meeting of milestone	-	1,379	-
Share based payments	669	-	-
Exercise of warrants	24,226	242
Exercise of options	-	-	43

Issued as at December 31	153,237	77,756	5,972

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Equity (continued)

C.	Financing rounds during the year

1.	In July 2016, in a public offering on the NASDAQ, the Company raised USD 12 million (approximately $10.0 million net of placement agent fees and other offering related expenses).

In the public offering the Company issued securities as follows: (i) 2,378,823 Class A units - comprised of 2,378,823 ADSs and 2,378,823 Series A warrants to purchase 2,378,823 ADSs, and (ii) 1,150,589 Class B units - comprised of 1,150,589 prefunded Series B warrants to purchase 1,150,589 ADSs and 1,150,589 Series A warrants to purchase 1,150,589 ADSs.

The July 2016 public offering was completed at a price of USD 3.40 per unit. Each Series A warrant is exercisable through November 25, 2020 for an exercise price of USD 3.78, as adjusted following the July 2016 offering. All of the Series B warrants had been exercised by August 31, 2016 for an exercise price of USD 0.01 per ADS.

In addition, the Company granted representatives of the placement agent non-traded warrants to purchase up to 141,176 ADSs for an exercise price of USD 4.08.

2.	In November 2015, in a public offering on the NASDAQ, the Company raised USD 13.0 million, (approximately USD 10.6 million after deduction of underwriters’ commissions and public offering related expenses). On November 20, 2015, the Company’s ADSs and warrants commenced trading on the NASDAQ under the symbols KTOV and KTOVW, respectively. The public offering was completed on November 25, 2015.

In the November 2015 public offering the Company issued 3,158,900 ADSs and 3,158,900 Series A warrants to purchase 3,158,900 ADSs. Each ADS represents 20 ordinary shares with no par value. Each warrant enables the purchase of 1 ADS. The public offering was completed at a price of USD 4.13 for a unit of 1 ADS and 1 warrant. Each warrant is exercisable for a period of 5 years for an initial exercise price of USD 4.13, which has since been adjusted to USD 3.78 (see note C.1. above). In addition, the Company granted the underwriters the right to sell within 45 days up to 473,835 ADSs and/or 473,835 Series A warrants at the same terms as the public offering (of which the underwriters exercised the right to sell 220,074 warrants). The Company also granted the underwriters non-traded warrants to purchase up to 157,945 ADSs for an exercise price of USD 4.956.

D.	Other equity transactions during the year

1.	During the year, the Company issued 669,100 shares to service providers for services granted. The fair value of the shares was measured at the fair value of the services, and amounted to USD 103 thousand.

2.	In May 2016 the Company issued 3,009,888 shares to Dexcel Ltd. following meeting a milestone in accordance with the agreement between the Company and Dexcel Ltd. The fair value of the shares was USD 500 thousand.

3.	During the year the Company issued 1,214,340 shares derived from the exercise of Series A warrants, for proceeds of USD 302 thousand.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Share-based Payment Arrangements

A.	In February 2015, the Company’s board of directors decided to grant 44,786 options to two consultants in return for their services. The options are exercisable into 44,786 shares for an exercise price of NIS 4.00 for a period of 24 months. The options vested immediately on the grant date, May 14, 2015. The fair value of these options at the date of granting was measured at USD 31 thousand.

In May 2016 and June 2016, the Company granted 7,281,370 options to the chairman of board of directors, chief executive officer, chief financial officer, senior employees and a service provider. Each option may be exercised into one ordinary share, at an exercise price of NIS 0.7884 ($0.205) per share over a vesting period of 3 years. The exercise period is 8 years from date of issuance provided, however that with respect to 5,957,485 thousand of the options granted to directors of the Company, no options are exercisable prior to the Company’s adoption of a revised compensation policy in accordance with the Companies Law.

In June 2016, the Company approved the future grant of options to the chairman of the board of directors in order to maintain a number of options reflecting a certain percentage of holdings in the Company, subject to certain conditions as determined by the board of directors. Accordingly, an additional 2,468,759 options were granted.

The fair value of these options at the date of the grant was measured at USD 680 thousand.

B.	Other share based payment arrangements

See note 11 with regard to share based payments to a strategic cooperation service provider, and note 8D with regards to share based payments to service providers.

C.	The number and weighted average exercise prices (in NIS) of share options are as follows:

	Weighted average exercise price			Number of options
	2016	2015	2014	2016	2015	2014
Outstanding at January 1	0.81	0.78	0.46	3,510,729	3,872,359	1,819,475
Expired during the year	0.81	0.80	-	2,865,943	406,416	-
Exercised during the year	-	-	0.21	-	-	567,949
Granted during the year	0.79	4.00	0.80	9,750,129	44,786	2,620,833
Outstanding at December 31	0.83	0.81	0.78	10,394,915	3,510,729	3,872,359
Exercisable at December 31	0.96	0.83	0.54	2,269,808	3,285,729	2,977,068

The options outstanding at December 31, 2016 had an exercise price in the range of NIS 0.79 – NIS 4 (2015 - NIS 0.65 – NIS 4), and weighted average contractual life of 7.7 years (2015 – 2.9 years).

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Share-based Payment Arrangements (continued)

D.	Options to service providers were measured at the fair value of the service, when available. The fair value of the Company’s share options granted to employees, directors and service providers, where fair value of service was not measurable, was estimated using the fair value of the traded warrants with similar terms, making some adjustments to reflect the specific terms of the options based on the expected duration. For 2014 grants, the fair value was estimated using the Black Scholes model. The following assumptions were used:

	2016	2015	2014

Share Price - NIS	0.21-0.26	-	0.52 - 0.60
Warrant price - USD	1.07-1.42	-	-
Expected volatility (%)	-	-	56 -115
Expected duration (years)	4-8	-	4-10
Dividend yield (%)	0	-	0
Risk free rate interest rate (%)	N/A	-	0.75 - 3

E.	Expenses recognized in the financial statements:

	For the year ended December 31
	2016	2015	2014
	USD thousands
Total share-based expense recognized	400	59	88

Note 10 - Transactions and Balances with Related Parties

A.	Related party balances are included in the balance sheet under the following items:

	As of December 31
	2016	2015
	USD thousands

Other payables	548	549
Post-employment benefit liabilities	227	185

B.	The statement of operations includes amounts referring to transactions with related parties, as follows:

	For the year ended December 31
	2016	2015	2014
	USD thousands
General and administrative expenses	781	552	477
Research and development expenses	652	321	-
Interest and linkage expenses	-	-	6

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 10 - Transactions and Balances with Related Parties (continued)

C.	The statement of changes in equity for the years ended December 31, 2016 and 2015 includes amounts referring to transactions with related parties of USD 363 thousand and USD 526 thousand, respectively, which are included in the issuance costs of the ADSs. See also note 11C.

.

D.	Service agreements with related parties

1.	Agreement for consulting services with a company owned by Dr. Paul Waymack, commencing January 2016 is USD 20 thousand monthly.

2.	Agreement with Mr. Simcha Rock for his full time services to the Company as the Company’s CFO. The monthly payment is NIS 50 thousand (USD 13 thousand).

3.	Up until May 2016, Mr. Israel’s basic salary was NIS 40 thousand per month (USD 10 thousand) and linked to the Consumer Price Index. Since May 2016 Mr. Israel is employed as a service provider. The monthly payment is NIS 68 thousand (USD 18 thousand).

In addition, Dr. Waymack, Mr. Rock, and Mr. Israel are entitled to annual and special bonuses, as well as retirement grants see Note 11.C and D.

E.	The Company made payments to key management:

	For the year ended December 31
	2016	2015	2014
	USD thousands
Short - term employee benefits	1,336	1,207	443
Post-employment benefits	25	185	-
Share based payments	244	7	47
	1,605	1,399	490

Note 11 - Commitments and contingent liabilities

A.	In April 2014, the Company signed a strategic cooperation agreement with Dexcel Ltd. (hereinafter: “Dexcel”), including for formulation development services for the drug KIT-302 (hereinafter: “the drug”), the right to negotiate the commercial manufacture of the drug, and the right to negotiate the marketing of the drug.

In consideration for the services provided by Dexcel, the Company paid USD 2 million in 4 equal USD 0.5 million payments, and USD 1.5 million worth of shares in 3 tranches of USD 0.5 million each. The first tranche of 157,783 shares was issued at a price of NIS 11.05 per share, the second tranche of 597,511 shares was issued in May 2015 at a price of NIS 3.359 per share, and the final tranche of 3,009,888 shares was issued in June 2016 at a price per share of NIS 0.63.

Dexcel paid the Company USD 0.5 million in 2 payments upon completion of milestones, for the right to negotiate the global marketing rights and the commercial manufacturing of the drug. The first payment was received in May 2015, and the second payment was paid in June 2016. Payments made to Dexcel, net of receipts from Dexcel, were charged to research and development expenses based on milestones achieved.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Commitments and contingent liabilities (continued)

The intellectual property (hereinafter -“IP”) owned by the Company prior to this agreement will continue to be owned by the Company. Dexcel was granted the right to use the Company’s IP for the purpose of development of the drug. Any IP developed in the process of the drug’s development and manufacturing will be owned jointly by the Company and Dexcel, and the Company and Dexcel will give each other the right to use this IP. In addition, any IP developed by Dexcel in the process of the drug’s development and manufacturing, and which is not under the joint IP, will be owned by Dexcel, and Dexcel will give the Company the right to use it in connection with the drug.

B.	The Company has an annual commitment under a lease agreement for its office premises of approximately NIS 240 thousand per year (approximately USD 62 thousand) through the end of 2019.

C.	The Company’s Chairman of the Board, Chief Executive Officer, and Chief Financial Officer are entitled to annual and special bonuses under the terms of their employment and consulting agreements. These bonuses will become due upon the achievement of certain milestones, including fund raising, merger transactions, and agreements for the commercialization of the Company’s products. These financial statements include bonuses in the amount of USD 848 thousand for the year ended December 31, 2016, and USD 599 thousand for the year ended December 31, 2015, of which USD 363 thousand and USD 526 thousand, respectively, are included in the statement of changes in equity as part of issuance costs of ADSs, see note 17.

D.	The Company’s Chairman of the Board, Chief Executive Officer, and Chief Financial Officer are entitled to retirement grants under the terms of their employment and consulting agreements. These grants are measured based on the time of service and their monthly pay. These financial statements include a liability due to these grants of USD 256 thousand and USD 185 thousand, as of December 31, 2016 and 2015.

E.	In December 2015, a lawsuit and a motion to approve such lawsuit as a class action was filed against the Company and its directors by shareholders who were holding the Company’s Tel Aviv Stock Exchange listed securities before the offering mentioned in note 8C5, claiming damages for the purported class in the motion totaling NIS 16.4 million (USD 4.3 million) due to the said offering. The Company has delivered its response to the court in accordance with applicable law, and a preliminary hearing was held by the court on September 12, 2016. At that hearing the court determined that certain claims of the petitioners in connection with alleged personal interests by affiliates of the Company in connection with the public offering of our initial public offering of our securities in the U.S. during November 2015 are not part of the grounds for the Motion and no remedies shall be sought by the petitioners in connection therewith. The court set a schedule for the submission by the petitioners of a motion for discovery, and any responses to such motion. An additional preliminary hearing was held on February 7, 2017. At that hearing the court ruled on the scope of the petitioners’ motion for discovery, and pursuant to such ruling the Company delivered to the petitioners (subject to signing confidentiality undertakings) certain protocols of the board of directors of the Company. An additional preliminary hearing was scheduled for April 27, 2017.

On November 8, 2016, a shareholder of the Company submitted a request to the court in connection with the Motion to be excluded from the Purported Class and claiming to have independent causes of action and claims of approximately NIS 1 million (the “Petition to Exclude”). The Company responded to the court as required, and, amongst other arguments, the Company noted that pursuant to the Class Action Lawsuits Law 5766-2006 and the Regulations enacted thereunder, at the current stage of the court proceedings with respect to the Motion, such shareholder cannot petition to be excluded from the Purported Class. The court ordered the shareholder to respond to its response and he has done so. The shareholder has not submitted any independent lawsuit against the Company, and the Company is of the view that such shareholder’s claims are identical to the asserted claims for damages in the Motion.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Commitments and contingent liabilities (continued)

The Company’s management rejects the claims asserted in the Motion as well as in the Petition to Exclude, and, in consultation with its legal advisors, believes that the likelihood of the company not incurring any financial obligation as a result of this class action exceeds the likelihood that the company will incur a financial obligation. Therefore, no provision for this matter was recorded in these financial statements.

F.	In February 2017 the Company announced that the Israeli Securities Authority has begun a formal investigation into, amongst other matters, the Company’s public disclosures in connection with the Data Monitoring Committee (DMC) appointed in connection with the Company’s Phase III trial of KIT-302, the results of which were announced in December 2015, and what information regarding the DMC was disclosed publicly by Kitov. A DMC is generally an external independent group of experts who monitor patient safety and treatment efficacy data while a clinical trial is ongoing, and in the case of the KIT-302 Phase III clinical trial was established in order to analyze the preliminary results of the initial patient group enrolled in the clinical trial and determine the number of additional patients, if any, that Kitov might have needed to recruit in order to demonstrate statistical validity, and to meet the primary end point of the clinical trial.

In February 2017, four lawsuits and motions to approve the lawsuits as a class action lawsuit (each, a “Motion”), were filed against the Company and certain of its office holders at the Tel Aviv District Court (Economic Division), and served on the Company, with each Motion relating to the above noted formal investigation by the Israeli Securities Authority (ISA) into the Company’s public disclosures. The Motions were filed against the Company and various former and present officers of the Company, on behalf of shareholders of the Company who are requesting to act as representative of all shareholders of record during various periods of time from December 10, 2015 until February 6, 2017. The plaintiffs in the various Motions allege, among other things, that the Company included misleading information in its public filings, which caused the class for which the plaintiffs are seeking recognition an aggregate loss ranging between NIS 25,545,206 (approximately US$ 6,818,000) and NIS 36,525,592 (approximately US$ 9,748,000). The petitioners in one of the above noted Motions has motioned to the court to dismiss the other 3 Motions. The court has granted the petitioners in the other 3 Motions, as well as the Company and the other defendants, until March 28, 2017 to respond to this motion to dismiss the other 3 Motions.

On February 7, 2017, a holder the Company’s securities listed on the NASDAQ filed in the United States District Court (Southern District of New York), a federal securities class action against the Company, its CEO and CFO, seeking unspecified damages and relief in connection with, amongst other things, damages alleged to have occurred due to the purchasers of the Company’s securities in the Company’s initial public offering in the USA on November 20, 2015, as well as in open market purchases, as a result of the Company allegedly including misleading information in its public filings. This lawsuit was served on the Company’s agent for service in the USA on March 22, 2017. An initial pretrial conference has been scheduled by the court for March 30, 2017.

On February 10, 2017, a holder the Company’s securities listed on the NASDAQ filed in the Superior Court of the State of California, a securities class action against the Company, its CEO and CFO and the underwriters in the Company’s initial public offering in the USA on November 20, 2015, seeking unspecified damages and relief in connection with, amongst other things, damages alleged to have occurred due to the purchasers of the Company’s securities in such public offering as a result of the Company allegedly including misleading information in its public filings. This lawsuit was served on the Company’s agent for service in the USA on March 3, 2017. A case management conference has been scheduled by the court for June 9, 2017.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Commitments and contingent liabilities (continued)

On March 20, 2017, a holder the Company’s securities listed on the NASDAQ filed in the Superior Court of the State of California, a securities class action against the Company, its CEO and CFO and the underwriters in the Company’s initial public offering in the USA on November 20, 2015, seeking unspecified damages and relief in connection with, amongst other things, damages alleged to have occurred due to the purchasers of the Company’s securities in such public offering as a result of the Company allegedly including misleading information in its public filings. This lawsuit has not yet been served on the Company’s agent for service in the USA. A case management conference has been scheduled by the court for July 26, 2017.

The Company’s management rejects the claims in all of the aforesaid Motions and class action lawsuits. At this preliminary stage the Company is unable, with any degree of certainty, to make any evaluations or any assessments with respect to the Motions’ and/or lawsuits in the U.S.A. and in Israel as to the probability of success or the scope of potential exposure, if any. Therefore, no provision for this matter was recorded in these financial statements.

Note 12 - Research and Development Expenses

Research and development expenses include consulting expenses for development of drug formulation and for non-clinical, clinical, regulatory and project management work required for the Company’s drug portfolio.

Note 13 - General and Administrative Expenses

	For the year ended December 31
	2016	2015	2014
	USD thousands
Employee and officer compensation including share-based payment, see also Note 9)	1,252	541	523
Professional consulting	1,143	728	532
Board member remuneration and insurance	155	67	54
Rent and office maintenance	94	95	52
Travel	99	13
Car expenses	42	27	-
Depreciation	2	1	-
Other	216	37	108

	3,003	1,509	1,269

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Other Expense

As part of the Acquisition, Haiku, a wholly owned company of the controlling shareholder at the time of the transaction, was eligible to receive, out of all funds raised by the Company in one or multiple transactions, an amount of up to NIS 2,500 thousand. Following the share issuance described in Note 8C1, an amount of NIS 2,500 thousand (USD 720 thousand) was paid to Haiku. This amount was recorded as other expenses in 2014.

Note 15 - Finance Expense (Income)

	For the year ended December 31
	2016	2015	2014
	USD thousands
Change in fair value of derivatives
Expenses *	5,160	-	-
Income	(141)	(94)	(274)
Net change in fair value of derivatives	5,019	(94)	(274)

*	This expense related to the fair value adjustments of the Series A warrants. The warrants include an anti-dilution provision whereby the exercise price of the Series A warrants are subject to “weighted average” ratchet anti-dilution provision, so that upon future issuance of the Company’s ADSs or an equivalent number of ordinary shares, subject to specified exceptions, at a price less than the exercise price then in effect, the exercise price will be reduced. The ratchet expired on November 25, 2016.

	For the year ended December 31
	2016	2015	2014
	USD thousands

Finance expense
Fees and interest expense	6	3	21
Loss from exchange rate differences, net	55	79	216
Credit allocation fee **	-	141	83
Warrant issuance costs	-	4	25
	61	227	345

**	In August 2015 the Company entered into loan agreements with several third parties (the “Lenders”) pursuant to which, they extended the Company loans of USD 430 thousand. The loans were repaid in November 2015 with an addition of credit allocation fees in the amount of $141 thousand.

	For the year ended December 31
	2016	2015	2014
	USD thousands
Finance income

Interest income from short term deposits	138	-	-

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income

A.	Corporate tax rate

The tax rate applicable to the Company for 2016 is 25%. The tax rate in 2017 is expected to be 24%.

B.	The Company and its subsidiary incurred losses in 2016, as well as carry-forward losses from previous years, which are not expected to be utilized in the foreseeable future. Therefore the Group companies did not record current taxes or deferred taxes.

The carry-forward loss for tax purposes for the Company and its subsidiary, and the unrecognized deferred taxes from research and development expenses, amounts to USD 13.2 million as of December 31, 2016 (2015 – USD 9 million, 2014 – USD 5 million).

C.	The Company’s 2012 tax assessment is deemed finalized, pursuant to section 145 of the Income Tax Ordinance. The subsidiary’s 2011 tax assessment is deemed finalized, pursuant to section 145 of the Income Tax Ordinance.

Note 17 - Employee benefits

A.	Employee benefits include post-employment benefits and short term benefits.

Post-employment benefits are part of key management compensation – see note 10 on related and interested parties. Balances include:

	December 31.
	2016	2015
	USD thousands	USD thousands

Short-term benefits	670	556
Post-employment benefits	256	185

B.	Post-employment benefit plans – defined contribution plan

The Company has a defined contribution plan in respect of the Company’s liability in respect of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

	Year ended December 31
	2016	2015	2014
	USD thousands	USD thousands	USD thousands

Amount recognized as general and administrative expense in respect of defined contribution plan	39	25	3

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 18 - Financial Instruments

Cash and cash equivalents and short term deposits

The Group held cash and cash equivalents and short term deposits of USD 14,657 thousand at December 31, 2016 (2015 – USD 10,558). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short term deposits, mainly in USD, bear fixed interest ranging between 1.58% - 2.7%.

The carrying amount of cash and cash equivalents and short term deposits approximate their fair value.

Note 19 - Subsequent Events

On January 12, 2017 the Company acquired a controlling equity stake in TyrNovo Ltd. from its majority shareholder, for consideration of USD 2 million in cash and 11,292,508 ordinary shares of Kitov, equivalent to USD 1.8 million based on the closing price of the Company’s shares on the TASE on January 11, 2017.

TyrNovo, a privately held developer of novel small molecules in the immuno-oncology therapeutic field, is developing NT219, a small molecule that has demonstrated the potential to overcome resistance to multiple anti-cancer drugs. It presents a new concept in cancer therapy by promoting the degradation signal proteins, Insulin Receptor Substrates (IRS) 1 and 2 as well as the inhibition of signal transducer and activator of transcription 3 (STAT3), extensively blocking major oncogenic pathways, which are highly involved in anti-cancer drug resistance.

On February 9, 2017, the Company, TyrNovo and Taoz entered into a settlement arrangement in response to a motion filed on January 19, 2017 by Taoz - Company for Management and Holdings of Companies Ltd., a shareholder owning approximately 3% of TyrNovo. Among other terms, these agreements include an undertaking by the Company to finance any future working capital requirement of TyrNovo, up to an amount of USD 1 million, provided by way of Convertible Loan. As of March 20, 2017 the Company had placed loans of USD 750,000.